EXHIBIT 99.2

Included below are notes 11 and 12 from Reliant Energy, Inc.’s consolidated unaudited interim financial statements included in its Quarterly Report on Form 10-Q for the period ended March 31, 2004.

(11) Contingencies

(a) Legal and Environmental Matters.

For information regarding legal proceedings and environmental matters, see note 15 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003, which, as updated herein, is incorporated by reference.

Indictment of Reliant Energy Services, Inc. On April 8, 2004, we were notified that a federal grand jury in San Francisco, California had returned an indictment against one of our subsidiaries, Reliant Energy Services, Inc. (Reliant Energy Services), as well as two former and two current employees of Reliant Energy Services, on charges related to an alleged violation of the Commodity Exchange Act and related wire fraud and conspiracy charges. The indictment is based on allegations that Reliant Energy Services engaged in price manipulation by curtailing electricity generation in California on two days in June 2000. Reliant Energy Services is the subsidiary of Reliant Energy responsible for purchasing fuel for and marketing the power produced by our generation facilities and acquiring some of our retail electric supply. We believe the actions that are the subject of the indictment were not in violation of laws, tariffs or regulations in effect at the time. We intend to contest these charges vigorously. We do not believe that this action will have any material adverse impact on our results of operations, financial position and cash flows. In addition, we do not believe that this proceeding will have any material adverse impact on our ongoing business operations, including any impact on credit or debt agreements; the wholesale license held by our operating subsidiary, Reliant Energy Services; the retail and wholesale licenses held by other subsidiaries; or contracts and agreements to which Reliant Energy Services is a party.

Shareholder Derivative Actions. In April 2004, a Texas court granted a motion for summary judgment dismissing the previously disclosed shareholder derivative lawsuit filed against our directors and independent auditors in the 269th Judicial District, Harris County, Texas.

(b) California Energy Sales Credit and Refund Provisions.

We have recorded receivables from the California Independent System Operator (Cal ISO) and the California Power Exchange (Cal PX) relating to power sales into the markets run by the Cal ISO and the Cal PX. The receivables relate to the period between the fourth quarter of 2000 and June 2001. For additional information, see note 15(b) to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003.

We are a party to a refund proceeding initiated by the Federal Energy Regulatory Commission (FERC) in 2001 regarding wholesale electricity prices that we charged in California from October 2, 2000 through June 20, 2001. Based on the most recent refund methodology adopted by the FERC with respect to these receivables, we currently estimate our refund obligation to be $81 million. However, the estimated reasonably possible range of refunds, depending on possible interpretations of the FERC’s order, varies from $81 million to $210 million for the designated energy sales in California.

We have adjusted these receivables to take into account (a) the expected refund obligation, (b) a credit reserve (as of December 31, 2003) and (c) interest accrued on the receivables. The adjustments are as follows:

	December 31, 2003	March 31, 2004
	(in millions)
Accounts receivable related to the period from October 2000 through June 2001, excluding estimated refund obligation	$283	$279
Estimated refund obligation	(81)	(81	)(1)
Credit reserve	(21)	—
Interest receivable	18	19

Accounts receivable, net	$199	$217

(1)	We will continue to assess the exposure to loss based on further developments in the FERC refund proceeding and will adjust the refund obligation to reflect the impact of such developments in the periods in which they occur.

During the three months ended March 31, 2003 and 2004, we adjusted our estimated refund obligation and credit reserve (netted in revenues) and interest income (recorded in interest income) related to energy sales in California as follows (income (loss)):

	Three Months Ended March 31,
	2003	2004
	(in millions)
Estimated refund obligation	$87	$—
Credit reserve	(12)	21	(1)
Interest receivable	9	1
Pre-tax impact on loss	$84	$22

(1)	During the three months ended March 31, 2004, we reversed the credit reserve, which was related to Pacific Gas and Electric Company (PG&E), a purchaser of power in the Cal ISO and Cal PX markets in 2000 and 2001, due to PG&E funding its obligations into an escrow account pursuant to a bankruptcy order and its emergence from bankruptcy. As of March 31, 2004, we believe that the gross accounts receivable are fully collectible, subject to the refund obligation discussed above.

(12)	Liberty Generating Station

Default Under Non-Recourse Financing Agreement. Liberty Electric Power, LLC (Liberty Power) is a wholly-owned subsidiary of Liberty Electric PA, LLC (Liberty Electric), which is an indirect wholly-owned subsidiary of Orion Power Holdings. Liberty Power and Liberty Electric are collectively referred to as “Liberty.” Liberty owns a 530 megawatt combined cycle gas fired power generation facility (the Liberty generating station). Liberty financed the construction costs of the Liberty generating station with borrowings under a credit agreement of which $262 million (in principal) is outstanding as of March 31, 2004. Borrowings under the credit agreement, which are non-recourse to Reliant Energy and its affiliates (other than Liberty), are secured solely by the assets of the Liberty generating station and by the ownership interest in Liberty. For additional information, see notes 9(a) and 15(c) to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003.

As of May 3, 2004, Liberty is in default under its credit agreement, including its obligation to make $6 million in principal payments and $14 million in interest payments. We have classified the debt as a current liability.

We do not intend to make additional capital contributions to Liberty and have initiated discussions with Liberty’s lenders regarding a possible arrangement that would result in a transfer of ownership of Liberty to the lenders or foreclosure. Although, to date, Liberty’s lenders have not foreclosed on their security interests in Liberty’s assets or in the ownership of Liberty, we would not expect the lenders to continue to refrain from exercising such rights indefinitely.

Liberty’s defaults under its credit agreement do not constitute an event of default under any other debt agreement of Reliant Energy or its affiliates. In addition, the exercise of the lenders foreclosure remedies with respect to Liberty, or the transfer of ownership of Liberty to the lenders, would not constitute an event of default under any of these debt agreements.

At December 31, 2003 and March 31, 2004, we evaluated the Liberty generating station and its related intangible asset for impairment. Based on our analyses, there were no impairments at that time. However, if the lenders exercise their default remedies and/or we enter into a transfer arrangement, we will incur a pre-tax loss of an amount up to our recorded net book value, including the non-recourse debt obligations, with the potential of an additional loss due to an impairment of goodwill allocable to Liberty. As of March 31, 2004, the consolidated net book value of Liberty Electric was $342 million, excluding the non-recourse debt obligations of $262 million, resulting in a net amount of $80 million.

Tolling Agreement Litigation. In July 2003, NEGT Energy Trading-Power, L.P. (ET Power), the counterparty to the tolling agreement under which Liberty sold the generation output of the Liberty generating station, filed for bankruptcy. In connection with the bankruptcy proceeding, ET Power terminated the tolling agreement. National Energy & Gas Transmission, Inc. (NEGT), which is a debtor in the bankruptcy proceeding, and Gas Transmission Northwest Corporation (GTN), which is not a debtor in the bankruptcy proceeding, have each guaranteed ET Power’s obligations under the tolling agreement. The liability of each guarantor is capped at $140 million and the combined liability of the guarantors is also capped at $140 million. Following the termination of the tolling agreement, Liberty submitted a termination invoice to ET Power of $177 million.

In September 2003, Liberty sued GTN in federal court in Texas seeking payment of $140 million (the maximum amount of its guarantee) out of the $177 million termination claim. Subsequently, ET Power countersued Liberty in bankruptcy court seeking to collect a $108 million termination payment under the tolling agreement. Liberty’s obligations under the tolling agreement are secured by a $35 million letter of credit issued under the senior secured revolver of Reliant Energy. If the letter of credit were to be drawn, Reliant Energy would be required to reimburse the issuing bank and may have an unsecured claim for reimbursement against Liberty.

In April 2004, the parties commenced arbitration proceedings over the disputed termination payment. Liberty submitted its arbitration claim for $159 million plus costs, fees and interest. Pending the conclusion of the arbitration, Liberty has agreed to stay its litigation against GTN. We are not able to predict the ultimate outcome of the arbitration and related litigation. If, however, Liberty recovers the termination amount, the credit agreement requires that such amounts be used to pay down principal and interest under the Liberty credit agreement. Under United States and Pennsylvania tax laws, the receipt of a termination payment by Liberty will likely be deemed taxable income to Reliant Energy and its other affiliates even though the proceeds are required to pay down debt to the lenders.

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